PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Updates 2011 Outlook

Lod, Israel – October 3, 2011 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced that it plans to release third quarter 2011 financial results on Tuesday, November 1, 2011, during pre-market hours. The company also announced that preliminary estimates for the full year 2011 revenue and net income per share would be below previous guidance.

The Company is now projecting that revenues for the full year 2011 will be between $155 million and $162 million based on preliminary estimates for third quarter 2011 revenues of $36 million to $37 million. Previous full year 2011 guidance forecasted revenues of between $167 million and $174 million. As a result, the Company also expects the net income per share for 2011 to be lower than previously forecasted while remaining profitable in the third quarter 2011 on a Non-GAAP basis. The revised estimates for the third quarter and full year 2011 reflect a slow-down in business related to lower than anticipated technology, government and residential business line sales and softer macro-economic conditions in North America and Western Europe.

AudioCodes will provide further commentary on these issues and their potential impact on the company's fourth quarter results during its third quarter financial results conference call which is scheduled for November 1, 2011 at 9:00 a.m. Eastern Time. Investors can listen to a live webcast of the conference call by visiting the AudioCodes Investor Relations website at http://www.audiocodes.com. A replay of the webcast will also be available on the same website following the completion of the call.

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About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP & data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications.  AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2011 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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